PROSPECTUS SUPPLEMENT
DATED JANUARY 18, 2008
TO PROSPECTUS DATED
DECEMBER 13, 2007
OF
FIRSTGOLD CORP.

20,635,588 SHARES
COMMON STOCK
________________

This prospectus supplement includes information reported by Firstgold Corp. (“Firstgold” or the “Company”) on reports on Form 8-K previously filed with the Securities and Exchange Commission as well as certain other information.  This prospectus supplement, together with the prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced securities.  This prospectus supplement should be read in conjunction with the prospectus dated December 13, 2007, as amended and supplemented (the “Prospectus”), which has been previously delivered to each selling security holder.  All capitalized terms used but not defined in the prospectus supplement shall have the meanings given them in the Prospectus.

The following information is added to or updates the Prospectus referred to above:

New Director Appointed to Firstgold Corp’s Board of Directors

Kevin Bullock has been appointed to the Firstgold Board of Directors joining Stephen Akerfeldt (Chairman), Terrance Lynch, Donald Heimler and Fraser Berrill.

Kevin Bullock was appointed to the Board of Directors on December 21, 2007.  Mr. Bullock currently serves as President, CEO and a Director of Goldcrest Resources Ltd. (a mining and mineral exploration company listed on the Toronto Venture Exchange).  Prior to joining Goldcrest Resources in August 2003 he was the Vice President, Corporate Development of Kirkland Lake Gold Inc. (formerly Foxpoint Resources Ltd.) from November 2001 to August 2003.  Prior thereto, he was Managing Director, Mining Division of Cook Engineering, Thunder Bay, Ontario, from January 2001 to November 2001.  Mr. Bullock has served as a member of the advisory board of Orezone Resources Inc. since June 1999.  From June 1999 to September 1999, Mr. Bullock was a consultant to Orezone Resources Inc.  Mr. Bullock served as Vice President of Brandon Gold Corporation from June 1997 to September 1999 and as Manager of Operations for IAMGOLD Corporation from January 1995 to June 1997.  He is currently also a director of Young Shannon Gold Mines Ltd., Rolling Rock Resources and Kingsmill Capital Ventures.  Mr. Bullock is a professional engineer and received his B.Eng. Degree from Laurentian University in Sudbury, Ontario.  He is a member of the Canadian Institute of Mining and Metallurgy, the Professional Engineers of Ontario and the Society of Mining Engineers.

Recent Changes in Management Positions

On December 21, 2007, Firstgold’s Board of Directors accepted the resignation of A. Scott Dockter as a Director.  Mr. Dockter also resigned as President and CEO effective on Janaury 4, 2008; however, he will continue to serve as Chief Operating Officer of Firstgold.  As of January 4, 2008, Chairman Stephen Akerfeldt assumed the additional position of CEO.

Legal Proceedings Update

As previously disclosed at page 48 of the Prospectus, on February 8, 2007, the lessors of the Crescent Valley and Red Caps mining properties (“Plaintiffs”) filed a complaint against ASDi, Crescent Red Caps LLC, Firstgold, and Scott Dockter (“Defendants”).  The Plaintiffs in this lawsuit (the lessors on the two leases) allege, essentially, that ASDi breached the terms of the leases and acted fraudulently by attempting to wrongfully assign its lease rights in the Crescent Valley and Red Caps mining properties to Crescent Red Caps LLC (of which Firstgold is the Managing Member) without consent of the lessors and on terms contrary to those previously represented to the lessors. The complaint seeks the termination of the leasehold rights granted to ASDi, quiet title, and compensatory and punitive damages.  The complaint also sought an order restricting Defendants from making any claims of ownership or control of and any interest in the mining properties or the leases.  Defendants contend that they did not breach the terms of the leases, that the leases were never assigned, that the lessors’ termination was invalid because they did not first provide notice and an opportunity to cure any breach, and that any attempted or actual transfer of the leases or mining claims contained therein was not wrongful, nor did it require the lessors’ consent.

On May 11, 2007 the court granted Plaintiffs’ motion for preliminary injunction and entered a preliminary injunction prohibiting Defendants from making any claims of ownership or control of or any interest in the mining properties or the leases. On June 7, 2007, the Plaintiffs filed a Motion to Show Cause claiming that Defendants had violated the injunction based upon certain statements made on Firstgold’s website and certain disclosures made in Firstgold’s annual report on Form 10-KSB.  A hearing on the Motion to Show Cause was held on November 20, 2007 and on January 8, 2008 the court made its ruling denying Plaintiff's motion.

Defendants are vigorously defending this action. However, until this litigation is resolved, ASDi, Crescent Red Caps LLC, and/or Firstgold do not plan to expend any funds on exploration of the mining claims subject to the two leases.  Defendants have filed a motion to dissolve the preliminary injunction.  A jury trial in the case and the disposition of the property leases is scheduled to commence on March 4, 2008.

FIRSTGOLD CORP.

FIRSTGOLD CORP.
(AN EXPLORATION STAGE COMPANY)
BALANCE SHEET

	October 31,	January 31,
	2007	2007
	(unaudited)
ASSETS

Current assets:
Cash	$4,780,674	$150,647
Receivables	32,090	114,737
Deposits	570,740	7,368
Prepaid expense	163,247	140,000

Total current assets	5,546,751	412,752

Property, plant and equipment, net of accumulated depreciation of $131,239 and $20,850 at October 31, and January 31, 2007, respectively	2,836,953	928,029

Other Assets
Restricted cash	714,150	250,981
Deferred reclamation costs	680,326	641,026

Total other assets	1,394,476	892,007

Total assets	$9,778,180	$2,232,788

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
Accounts payable	$205,831	$598,788
Accrued expenses	1,058,347	1,198,174
Notes payable	167,163	130,249

Total current liabilities	1,431,341	1,927,211

Long-term liabilities
Convertible debenture and related derivative liabilities
net of unamortized discount of $0 and $402,135 and deferred
financing costs of $159,389 and $1,382,642 at October 31, and
January 31, 2007, respectively	490,612	3,110,344
Accrued reclamation costs	680,326	641,026
Deferred revenue	800,000	800,000

Total long-term liabilities	1,970,938	4,551,370

Total liabilities	3,402,279	6,478,581

FIRSTGOLD CORP.
(AN EXPLORATION STAGE COMPANY)
BALANCE SHEET

	October 31,	January 31,
	2007	2007

Commitments and contingencies

Shareholders' surplus (deficit)
Common stock, $0.001 par value
250,000,000 shares authorized at October 31, and January 31, 2007, respectively
114,601,310 and 68,104,072 shares issued and outstanding at
October 31, and January 31, 2007, respectively	114,601	77,839
Additional paid in capital	35,833,164	19,434,973
Deficit accumulated during the exploration stage	(29,571,864)	(23,758,605)

Total shareholders' surplus (deficit)	6,375,901	(4,245,793)

Total liabilities and shareholders' deficit	$9,778,180	$2,232,788

FIRSTGOLD CORP.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF OPERATIONS
For the Nine and Three Months Ended October 31, 2007 and 2006
and for the Period from January 1, 1995 to October 31, 2007

					For the Period
	For the Nine Months Ended		For the Three Months Ended		From January 1,
	October 31,		October 31,		1995 to October
	2007	2006	2007	2006	31, 2007
Net Sales	$-	$-	$-	$-	$-

Exploration and maintenance costs	870,828	1,480,449	505,037	1,308,319	2,863,180

Gross loss	(970,828)	(1,480,449)	(505,037)	(1,308,319)	(2,863,180)
Operating expenses	(3,933,654)	(1,034,990)	(1,664,954)	(491,897)	(19,744,380)

Loss from operations	(4,904,482)	(2,515,439)	(2,169,991)	(1,800,216)	(22,607,560)

Other (expense)
Interest income	172,310		89,004		259,062
Dividend income					30,188
Gain on settlement of obligations	455,533		454,653		455,533
Other income					6,565
Adjustments to fair value of derivatives	(703,992)	(525,871)	-	135,952	(1,357,903)
Interest expense	(831,319)	(394,092)	(307,780)	(162,600)	(3,837,331)
Loss from joint venture					(859,522)
Litigation settlement		(214,000)		(214,000)	(214,000)
Loss on sale of marketable securities					(281,063)
Bad debt expense					(40,374)
Loss on disposal of plant, property
and equipment					(334,927)
Loss on disposal of bond					(21,000)

Total other income (expense)	(907,468)	(1,133,963)	235,877	(240,648)	(5,963,003)

Net loss	$(5,811,950)	$(3,649,402)	$(1,934,114)	$(2,040,864)	$(28,570,566)

Basic and diluted loss per share	$(0.06)	$(0.05)	$(0.02)	$(0.03)

Basic and diluted weighted-
average shares
outstanding	94,725,487	69,974,829	109,455,871	72,044,798

FIRSTGOLD CORP.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF CASH FLOWS
For the Nine Months Ended October 31, 2007 and 2006
and for the Period from January 1, 1995 to October 31, 2007

			For the Period From January 1, 1995 to October 31, 2007

	For the Nine Months Ended October 31,
	2007	2006

Cash flows from operating activities
Net loss	$(5,811,950)	$(3,649,402)	$(28,628,760)
Adjustments to reconcile net loss to net cash
used in operating activities
Accretion of warrants issued as a debt discount	32,370	2,609	1,320,145
Accretion of beneficial conversion	-	-	107,468
Accretion of debt discount	279,437	104,707	531,109
Adjustments to fair value of derivatives	703,992	525,871	1,357,904
Loss from joint venture	-	-	859,522
Loss on sale of marketable securities	-	-	281,063
Depreciation and amortization	509,733	33,839	698,618
Loss on disposal of property, plant and equipment	-	-	334,927
Impairment in value of property, plant and equipment	-	-	807,266
Loss on disposal of bond	-	-	21,000
Impairment in value of Relief Canyon Mine	-	-	3,311,672
Impairment in value of joint investments	-	-	490,000
Bad debt	-	-	40,374

FIRSTGOLD CORP.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF CASH FLOWS
For the Nine Months Ended October 31, 2007 and 2006
and for the Period from January 1, 1995 to October 31, 2007

Assigned value of stock and warrants exchanged for services	358,062	68,020	2,298,083
Assigned value of stock options issued for compensation	83,015	25,489	132,726
Gain on write off of note payable	-	-	(7,000)
Judgment loss accrued	-	-	250,000
(Increase) decrease in
Restricted cash	(463,169)	-	(714,150)
Receivables	82,647	(4,392)	(28,090)
Deposits	(563,372)	(5,000)	(566,240)
Deferred reclamation costs	-	370,290	175,548
Prepaid expenses	(35,997)	(24,000)	(178,897)
Reclamation bonds	-	-	185,000
Other assets	-	-	(1,600)
Increase (decrease) in
Accounts payable	(392,957)	(91,639)	(75,129)
Accrued expenses	(139,827)	(61,478)	1,614,003

Net cash used by operating activities	(5,358,016)	(1,437,723)	(15,383,410)

Cash flows from investing activities
Proceeds from sale of marketable securities	-	-	34,124
Investment in marketable securities	-	-	(315,188)
Advances from shareholder	-	-	7,436
Contribution from joint venture partner	-	-	775,000

FIRSTGOLD CORP.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF CASH FLOWS
For the Nine Months Ended October 31, 2007 and 2006
and for the Period from January 1, 1995 to October 31, 2007

Purchase of joint venture partner interest	-	-	(900,000)
Capital expenditures	(2,019,313)	(251,018)	(5,919,700)
Proceeds from disposal of property, plant and equipment		-	278,783
Investments in joint ventures	-	-	(490,000)
Note receivable	-	-	(268,333)
Repayment of note receivable	-	-	268,333

Net cash used by investing activities	(2,019,313)	(251,018)	(6,529,545)

Cash flows from financing activities
Proceeds from the issuance of common stock	11,010,441	100,000	19,220,982
Proceeds from notes payable	1,010,000	1,831,500	9,406,048
Principal repayments of notes payable	(13,085)	(24,845)	(2,508,425)
Repayment of advances to affiliate	-	-	(231,663)
Deferred revenue	-	-	800,000

Net cash provided by financing activities	12,007,356	1,906,655	26,686,942

Net increase in cash	4,630,027	217,914	4,773,987

Cash, beginning of year	150,647	700,224	6,687

Cash, end of period	$4,780,674	$918,138	$4,780,674

FIRSTGOLD CORP.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF CASH FLOWS
For the Nine Months Ended October 31, 2007 and 2006
and for the Period from January 1, 1995 to October 31, 2007

Supplemental cash flow information for the nine months ended October 31, 2007 and 2006 and January 1, 1995 through October 31, 2007 as follows:
			For the Period
			From January 1,
	For the Nine Months Ended October 31,		1995 to October 31,
	2007	2006	2007

Cash paid for interest	$-	$-	$161,107
Cash paid for income taxes	$-	$-	$-

Non Cash Investing and Financing Activities:
Conversion of related party note payable to common stock, including interest payable of $446,193	$-	$-	$1,848,935
Conversion of convertible debenture to common stock Including interest payable of $217,151	$3,186,203	$600,000	$4,359,609
Issuance of warrants as financing costs in connection with convertible debt	$-	$-	$173,114
Issuance of common stock as payment for settlement of liabilities	$-	$-	$39,000

FIRSTGOLD CORP.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
For the Three Months Ended October 31, 2007

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

Firstgold Corp. has been in the business of acquiring, exploring, developing, and producing gold properties.  Firstgold had rights to mine properties in Nevada and Montana.  Its primary focus was on the Relief Canyon mine located near Lovelock, Nevada, where it has performed development and exploratory drilling and was in the process of obtaining permits to allow operation of the Relief Canyon Mine.  In December 1997, Firstgold placed the Relief Canyon Mine on care and maintenance status.  From mid-2001 until the beginning of 2003 Firstgold was essentially inactive, only continuing with some of the care and maintenance at Relief Canyon, as provided for by a non-affiliate company owned by the President of Firstgold.

Firstgoldhas embarked on a business strategy whereby it will invest in and/or manage the exploration of gold  and other mineral producing properties.  Currently, Firstgold’s principal assets include various mineral leases associated with the Relief Canyonmine located near Lovelock, Nevadaalong with various items of mining equipment located at that site.  Firstgold’s business will be to acquire, explore and, if warranted, develop various mining properties located in the state of Nevada.  Firstgoldplans to carryout comprehensive exploration and development programs on its properties.  Firstgold plans to conductthese activities itself, although some activities may beoutsourced.  Consequently, Firstgold's current plan will require the hiring of significant amounts of mining employees to carry out its future mining and current exploration activities.

NOTE 2 - GOING CONCERN

These financial statements have been prepared on a going concern basis.  During the years ended January 31, 2007 and 2006 and the period from January 1, 1995 to January 31, 2007, Firstgold incurred net losses of approximately $4,728,070, $2,645,231, and $22,816,810, respectively.  In addition, Firstgold had a total shareholders’ deficit of $4,245,793 and has been in the exploration stage since inception and through January 31, 2007.  Information for the nine months ended October 31, 2007 include a net loss of $5,811,950; negative cash flows from operations of $5,358,016 and an accumulated shareholders’ surplus of $3,694,567.  The Company's ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with any certainty at this time.  Since inception, the Company has satisfied its capital needs by issuing equity securities.

Management plans to continue to provide for its capital needs during the year ending January 31, 2008 by issuing equity securities or incurring additional debt financing, with the proceeds to be used to re-establish mining operations at Relief Canyon as well as improve its working capital position.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should Firstgold be unable to continue as a going concern.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”).  Certain information and footnotes normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted pursuant to these rules and regulations.  These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in Firstgold’s Form 10-KSB, as filed with the SEC for the year ended January 31, 2007.

Exploration Stage Company

Effective January 1, 1995 (date of inception), the Company is considered a development stage Company as defined in SFAS No. 7.  The Company’s development stage activities consist of the development of several mining properties located in Nevada. Sources of financing for these development stage activities have been primarily debt and equity financing.  The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

Cash and Cash Equivalents

For the purpose of the statements of cash flows, Firstgold considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Restricted Cash

Restricted cash represents a certificate of deposit with Umpqua Bank to serve as collateral for a reclamation bond with the Nevada Department of Environmental Protection at the Relief Canyon Mine.

Deferred Reclamation Costs

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” which established a uniform methodology for accounting for estimated reclamation and abandonment costs.  The statement was adopted February 1, 2003.  The reclamation costs will be allocated to expense over the life of the related assets and will be adjusted for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate.

Prior to adoption of SFAS No. 143, estimated future reclamation costs were based principally on legal and regulatory requirements.  Such costs related to active mines were accrued and charged over the expected operating lives of the mines using the UOP method based on proven and probable reserves.  Future remediation costs for inactive mines were accrued based on management’s best estimate at the end of each period of the undiscounted costs expected to be incurred at a site.  Such cost estimates included, where applicable, ongoing care, maintenance and monitoring costs.  Changes in estimates at inactive mines were reflected in earnings in the period an estimate was revised.

Valuation of Derivative Instruments

FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires bifurcation of embedded derivative instruments and measurement of their fair value for accounting purposes. In determining the appropriate fair value, the Company uses the Black Scholes model as a valuation technique.  Derivative liabilities are adjusted to reflect fair value at each period end, with any increase or decrease in the fair value being recorded in results of operations as Adjustments to Fair Value of Derivatives. In addition, the fair values of freestanding derivative instruments such as warrants are valued using Black Scholes models.

Revenue Recognition

Revenues will be recognized when deliveries of gold are made, title and risk of loss passes to the buyer and collectibility is reasonably assured.  Deferred revenue represents non-refundable cash received in exchange for royalties on net smelter returns on the Relief Canyon Mine.  Deferred revenue will be amortized to earnings based on estimated production in accordance with the royalty agreement.

Risks Associated with Gold Mining

The business of gold mining is subject to certain types of risks, including environmental hazards, industrial accidents, and theft.  Prior to suspending operations, Firstgold carried insurance against certain property damage loss (including business interruption) and comprehensive general liability insurance.  While Firstgold maintained insurance consistent with industry practice, it is not possible to insure against all risks associated with the mining business, or prudent to assume that insurance will continue to be available at a reasonable cost.  Firstgold has not obtained environmental liability insurance because such coverage is not considered by management to be cost effective.  Firstgold currently carries no insurance on any of its properties due to the current status of the mine and Firstgold’s current financial condition.

Comprehensive Income

Firstgold utilizes SFAS No. 130, “Reporting Comprehensive Income.”  This statement establishes standards for reporting comprehensive income and its components in a financial statement.  Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources.  Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on available-for-sale marketable securities.  Comprehensive income is presented in Firstgold's financial statements since Firstgold did have unrealized gain (loss) from changes in equity from available-for-sale marketable securities.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Loss Per Share

Firstgold utilizes SFAS No. 128, “Earnings per Share.”  Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding.  Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.  Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

The following common stock equivalents were excluded from the calculation of diluted loss per share since their effect would have been anti-dilutive:

	2007	2006
Warrants	39,500,976	21,274,583
Options	3,750,000	1,350,000

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159).  Under the provisions of SFAS 159, Companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Company is required to and plans to adopt the provisions of SFAS 159 beginning in the first quarter of 2008. The Company is currently assessing the impact of the adoption of SFAS 159.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at October 31, 2007 was recorded at $2,968,192 and consisted of $2,028,650 of site and pad costs, processing plant and mining equipment at the Relief Canyon Mine, $414,009 in land and building cost in an office in Lovelock, NV and $525,533 of other property and equipment.

NOTE 5 - NOTES PAYABLE

Notes payable consist of the following at October 31, 2007:

Mortgage note payable	$100,000
The note bears interest at 10% per year and is due in January 2008. The loan is secured by a 3,000 square foot improved office building located in Lovelock, NV.

Equipment notes payable	$67,163
The note does not bear any interest and is due in December 2007. The loan is secured by a Caterpillar loader.

Total notes payable	$171,492

Firstgold recorded interest expense of $307,780 and $831,319 for the three months and nine months ended October 31, 2007 compared to interest expense of $162,600 and $394,092 for the three months and nine months, respectively, ended October 31, 2006.

NOTE 6 – CONVERTIBLE DEBENTURES

September 26, 2006 Convertible Debenture

On September 26, 2006, Firstgold entered into a Securities Purchase Agreement (the “Purchase Agreement”) and other agreements, as amended on November 1, 2006, in connection with the private placement of convertible debentures, in the aggregate principal amount of $3,000,000 and bearing interest at 8% per annum (the “Debenture”).  The Debentures were funded $1,000,000 on September 26, 2006, $1,000,000 upon the filing of a resale registration statement with the SEC on December 1, 2006 and $1,000,000 on March15, 2007.  Of the $1,000,000 funded on September 26, 2006, $120,000 was paid for various loan fees and closing costs; of the $1,000,000 funded December 1, 2006, $90,000 was paid for various loan fees and closing costs; and of the $1,000,000 funded March 19, 2007, $90,000 was paid for various loan fees and closing costs.  The Debentures are due and payable three years after the issue date unless it is converted into shares of common stock or is repaid prior to its expiration date.  The conversion rate is adjustable and at any conversion date, will be the lower of $0.45 per share or 95% of the Market Conversion Price.  On July 13, 2007 $450,000 of the Debenture dated March 15, 2007 was converted into 1,000,000 shares of common stock. On September 13, 2007 the $1,000,000 Debenture dated September 26, 2006 was converted into 2,222,222 shares of common stock. On October 12, 2007 $450,000 of the Debenture dated December 1, 2006 was converted into 1,000,000 shares of common stock. On October 16, 2007 $450,000 of the Debenture dated December 1, 2006 was converted into 1,000,000 shares of common stock. On October 30, 2007 1,444,444 shares of common stock were issued in conversion of the remaining $650,000 in principal of outstanding Secured Convertible Debentures.  An additional 413,784 shares of common stock was issued in conversion of $186,203 of accrued interest on the Secured Convertible Debentures.

In conjunction with the Purchase Agreement, Firstgold entered into an Investor Registration Rights Agreement (the “Registration Rights Agreement”).  The Registration Rights Agreement required Firstgold to register at least 15,000,000 shares (and subsequently reduced to 7,004,553 upon full conversion of the Debenture) of its Common Stock to cover the conversion of the Debenture (assuming conversion prices substantially below $0.45) and 3,500,000 shares of its Common Stock issuable upon conversion of warrants (the “Warrants”  which are exercisable at a price of $0.45 per common share) granted to the Debenture holder.  Firstgold is required to keep this Registration Statement effective until the Debenture has been fully converted, repaid, or becomes due and the Warrants have been fully exercised or expire.  While the Debenture has been converted in full, the Warrants are currently exercisable.  The Registration Statement was declared effective December 14, 2007.

In conjunction with the Purchase Agreement, Firstgold entered into a Security Agreement (the “Security Agreement”).  The Security Agreement creates a secured interest in favor of the Debenture holder in Firstgold’s mining interest and assets in the Relief Canyon Mine property.  This security interest was created by recordation of a Memorandum of Security Agreement filed in Pershing County, Nevada in November 2006.  Upon full conversion of the Debenture the Security Agreement was cancelled in November 2007.

October 10, 2006 Convertible Debentures

On October 10, 2006, Firstgold issued convertible debentures in the aggregate principal amount of $650,000 and bearing interest of 8% per annum.  The Debentures and accrued interest are convertible into shares of Firstgold common stock at a conversion rate of $0.45 per share.  The Debentures are due and payable three years from the date of issue unless they are converted into shares of the Company’s common stock or are repaid prior to their expiration date.  Additionally, the investors were issued warrants to purchase an aggregate of 746,843 shares of Firstgold common stock exercisable at $0.45 per The warrants were issued as financing costs and total deferred financing cost of $173,114 was recorded in relation to this debt.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Except for the advance royalty and rent payments noted below, Firstgold is not obligated under any capital leases or non-cancelable operating lease with initial or remaining lease terms in excess of one year as of October 31, 2007.  However, minimum annual royalty payments are required to retain the lease rights to Firstgold’s properties.

Relief Canyon Mine

Our mining property rights are represented by 146 unpatented mill site and mining lode claims which were re-staked in October 2004 and June 2006.  Unpatented mining claims are generally considered subject to greater title risks than patented mining claims or real property interests that are owned in fee simple.  To remain valid, such unpatented claims are subject to annual maintenance fees.  As of July 31, 2007, we were current in the payment of such maintenance fees.

During 1996, Repadre Capital Corporation (“Repadre”) purchased for $500,000 a net smelter return royalty (Repadre Royalty).  Repadre was to receive a 1.5% royalty from production at each of the Relief Canyon Mine and Mission Mines. In July 1997, an additional $300,000 was paid by Repadre for an additional 1% royalty from the Relief Canyon Mine.  In October, 1997, when the Mission Mine lease was terminated, Repadre exercised its option to transfer the Repadre Royalty solely to the Relief Canyon Mine resulting in a total 4% royalty.  The total amount received of $800,000 has been recorded as deferred revenue in the accompanying financial statements.

Crescent Red Caps Joint Venture

Firstgold is the owner of a 22.22% joint venture interest and is the operator of the Crescent Red Caps LLC (“Crescent Red Caps”).  Crescent Red Caps was formed with the intention to acquire various mining properties located in Nevada.  The remaining 77.78% interest is held by ASDi LLC, a California limited liability company owned by A. Scott Dockter, Chairman and CEO of Firstgold.  Additionally, Firstgold, by making expenditures over the next three years aggregating $2,700,000, can acquire a 66.66% overall interest in the LLC.  Firstgold will then have the opportunity to purchase the remaining LLC interest held by ASDi LLC based on the results of the exploration work contemplated by these additional expenditures.

The Company acquired its 22.22% in the joint venture by issuing to ASDi LLC 2,500,000 shares of its restricted common stock and a warrant to purchase 2,500,000 shares of its common stock at a price of $0.40.  The warrant has a term of three years.  The common stock was valued at $0.20 per share for a total of $500,000.  The fair market value of the warrants was calculated to be $359,522 as determined by the methodology described in Note 9.  The Company recorded this investment as a loss from the joint venture of $859,522 for the year ended January 31, 2006.

The properties are subject to two leases which include approximately 135 unpatented mining claims and cover approximately 2700 acres. All gold, silver and other mineral production by Crescent Red Caps is subject to a 3% net smelter return (“NSR”) royalty payable to the lessors except for barite which is subject to a 10% royalty on ore produced from claims covered by the leases.  However, neither Firstgold nor Crescent Red Caps holds any interest in the two leases nor the properties related thereto due to litigation regarding such leases.

Litigation

On February 8, 2007, a complaint was filed against ASDi, LLC, Crescent Red Caps LLC, Firstgold, and Scott Dockter by the Lessors of the Crescent Valley and Red Caps mining properties.  The complaint was filed in the Sixth Judicial District Court of Lander County, Nevada (Case No. 9661). In the complaint the plaintiffs allege that ASDi, LLC wrongfully assigned its lessee rights in the Crescent Valley and Red Caps mining properties to Crescent Red Caps LLC (of which Firstgold is the Managing Member).

The complaint seeks the termination of the leasehold rights granted to ASDi, LLC and quiet title and damages. The complaint also seeks an order against Firstgold restricting public claims of ownership or control of the mining properties. ASDi, LLC and Firstgold do not believe the leases were assigned or that any transfer or contribution of the mining claims that are the subject of the leases was wrongful or required the Lessors’ consent. Consequently, ASDi, LLC and Firstgold plan to vigorously defend this action. On April 3, 2007, a preliminary hearing was held in which the defendants sought a Summary Judgment to have the leasehold termination notices declared void.  The Court did not grant the defendants’ motions thus requiring the matter to proceed to trial on the merits. In addition, the Court has entered an injunction against public claims of ownership of the mining property by Firstgold.  Until this matter is resolved, Crescent Red Caps LLC and/or Firstgold plans to expend limited funds on exploration expenses on the leased properties. A hearing on the Motion to Show Cause was held on November 20, 2007. The Defendants are also seeking to have the injunction overturned.

On September 24, 2007, a complaint was served on Firstgold by Swartz Private Equity, LLC.  The complaint was filed in the District Court for the Western District of New York (Case No. 07CV6447).  In the complaint, plaintiff alleges that pursuant to an Investment Agreement dated October 4, 2000, and entered into with Firstgold’s former management, it is entitled to the exercise of certain warrants in the amount of 1,911,106 shares of Firstgold common stock or the equivalent cash value of $0.69 per share and a termination fee of $200,000.  While Firstgold has not yet fully evaluated this lawsuit, it expects to vigorously defend this action.

Firstgold is involved in various other claims and legal actions arising in the ordinary course of business.  In the opinion of management, the ultimate dispositions of these matters will not have a material adverse effect on Firstgold’s financial position, results of operations or liquidity.

NOTE 8 - SHAREHOLDERS' SURPLUS

Common Stock

In March 2007 warrants to purchase 1,125,000 shares of common stock were exercised at a price of $0.20 per share.

In April 2007 warrants to purchase 2,340,013 shares of common stock were exercised by the Chief Executive Officer at a price of $0.15 per share.

In April 2007 Firstgold received net proceeds of $2,374,200 upon the issuance of Units consisting of 5,673,110 shares of common stock and warrants to purchase 2,836,555 shares of common stock at an exercise price of $0.65 per share.   An additional 542,310 shares and warrants to purchase 271,156 shares were issued on October 16, 2007 because the original Units were not registered for resale by October 15, 2007.

In May 2007 Firstgold received net proceeds of $337,500 upon the issuance of Units consisting of 749,999 shares of common stock and warrants to purchase 375,002 shares of common stock at an exercise price of $0.65 per share.  An additional 74,998 shares and warrants to purchase 37,499 shares were issued on November 19, 2007 because the original Units were not registered for resale by November 18, 2007.

In June 2007 Firstgold received net proceeds of $7,798,141 upon the issuance of Units consisting of 18,843,421 shares of common stock and warrants to purchase 9,421,711 shares of common stock at an exercise price of $0.65 per share. An additional 1,884,342 shares and warrants to purchase 942,171 shares were issued on November 16, 2007 because the original Units were not registered for resale by November 15, 2007.

In September 2007 warrants to purchase 93,500 shares of common stock were exercised at a price of $0.1875 per share.

Warrants

Firstgold has issued common stock warrants to officers of Firstgold as part of certain financing transactions.  Firstgold has also issued warrants as part of the issuance of a convertible debt transaction (see Note 6).  Firstgold has also issued warrants as part of the issuance of common stock (see this Note 8).

The fair market value of warrants issued during the nine months ended October 31, 2007 in conjunction with the issuance of common stock was determined to be $2,776,944 and was calculated under the Black-Scholes option pricing model with the following assumptions used:

Expected life	1.5 years
Risk free interest rate	4.12% to 4.92%
Volatility	45.14% to 75.1%
Expected dividend yield	None

The fair value of these warrants has been recorded as both a debit and credit to additional paid in capital.

The following table presents warrant activity from January 31, 2007 through October 31, 2007:

		Weighted-
		Average
	Number	Exercise
	of Shares	Price

Outstanding, January 31, 2007	26,592,866	$0.32
Exercised	(3,670,963)	$(0.17)
Granted	16,579,073	$0.65
Outstanding, October 31, 2007	39,500,976	$0.47
Exercisable, October 31, 2007	39,500,976	$0.47

Stock options

The 2006 Plan provides for the issuance of non-qualified or incentive stock options to employees, non-employee members of the board and consultants. The exercise price per share is not to be less than the fair market value per share of the Company’s common stock on the date of grant. The Board of Directors has the discretion to determine the vesting schedule. Options may be either immediately exercisable or in installments, but generally vest over a three-year period from the date of grant. In the event the holder ceases to be employed by the Company, all unvested options terminate and all vested installment options may be exercised within an installment period following termination. In general, options expire ten years from the date of grant. Stockholders voting at the 2007 Annual Stockholders meeting held on September 20, 2007 approved an increase in the shares issuable under the 2006 Plan to a total of 10,000,000.

Effective February 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment (SFAS 123(R)), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including stock options based on their fair values.

Firstgold had not previously issued any stock options prior to adoption of the 2006 Plan.  In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) to provide guidance on SFAS 123(R). The Company has applied SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method as of and for the six months ended July 31, 2007. In accordance with the modified prospective transition method, the Company’s financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Share-based compensation expense recognized is based on the value of the portion of share-based payment awards that is ultimately expected to vest. Share-based compensation expense recognized in the Company’s Statement of Operations during the nine months ended October 31, 2007 includes compensation expense for share-based payment awards granted during the current fiscal year.

In conjunction with the adoption of SFAS 123(R), the Company elected to attribute the value of share-based compensation to expense using the straight-line method. Share-based compensation expense related to stock options and restricted stock grants was $83,015 for the nine months ended October 31, 2007, and was recorded in the financial statements as operating expense.

For the nine months ended October 31, 2007 the Company’s calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 36 months following the grant date; stock volatility, 49.2% to 75.0%; risk-free interest rates of 4.09%to 4.90%; and no dividends during the expected term. As stock-based compensation expense recognized in the consolidated statement of operations pursuant to SFAS No. 123(R) is based on awards ultimately expected to vest, expense for grants beginning upon adoption of SFAS No. 123(R) on February 1, 2006 will be reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience.

A summary of the Company’s stock option activity is as follows:

		Weighted Ave.	Aggregate
	# of Shares	Exercise Price	Intrinsic Value

Outstanding as of January 31, 2007	2,350,000	$0.46	$0
Granted	1,500,000	$0.65	$0
Exercised	(100,000)	$.16
Cancelled	0	$0

Outstanding as of October 31, 2007	3,750,000	$0.54	$0

Exercisable as of October 31, 2007	2,137,500	$0.55	$0

Additional information regarding options outstanding as of October 31, 2007 is as follows:

		Options outstanding		Options exercisable
		Weighted average	Weighted		Weighted
Range of		remaining	average		average
exercise	Number	contractual	exercise	Number	exercise
prices	outstanding	life (years)	price	exercisable	price

$ 0.16 — $ 0.35	350,000	9.10	$0.33	62,500	$0.35
$0.50	1,900,000	8.88	$0.50	1,075,000	$0.50
$0.65	1,500,000	9.62	$0.65	750,000	$0.65

	3,750,000	9.20	$0.54	1,962,500	$0.54

The weighted-average grant-date fair value of options granted during the nine months ended October 31, 2007 was $0.65. At October 31, 2007 there was $200,247 of total unrecognized compensation costs related to non-vested stock options granted under the Plan, which will be recognized over a period not to exceed three years. At October 31, 2007, 6,150,000 shares were available for future grants under the Stock Option Plan.

NOTE 9 - RELATED PARTY TRANSACTIONS

Prepayment of Airplane Time from Officer

In December 2006 Firstgold purchased 600 hours of airplane usage from the President and Chief Executive Officer of Firstgold for $120,000 at a rate of $200 per hour.  The airplane is to be used by Firstgold for commuting to and from Nevada to the various mine sites and the Lovelock, NV office.  Based on current market rental rates for similar planes Firstgold believes that the current market hourly rate is substantially above its contract rate of $200 per hour.  During the quarter and nine months ended October 31, 2007 $0 and $6,360, respectively of airplane time was used by Firstgold.

Advance to Officer

In January 2007 Firstgold made a temporary travel advance of $100,000 to the Chairman and Chief Executive Officer.  This amount had been fully repaid by April 30, 2007.

NOTE 10 – SUBSEQUENT EVENT

An additional 1,884,342 shares and warrants to purchase 942,171 shares were issued on November 16, 2007 because the original Units were not registered for resale by November 15, 2007.

An additional 74,998 shares and warrants to purchase 37,499 shares were issued on November 19, 2007 because the original Units were not registered for resale by November 18, 2007.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Caution About Forward-Looking Statements

This Form 10-QSB includes “forward-looking” statements about future financial results, future business changes and other events that haven’t yet occurred.  For example, statements like Firstgold “expects,” “anticipates” or “believes” are forward-looking statements.  Investors should be aware that actual results may differ materially from Firstgold's expressed expectations because of risks and uncertainties about the future.  Firstgold does not undertake to update the information in this Form 10-QSB if any forward-looking statement later turns out to be inaccurate.  Details about risks affecting various aspects of Firstgold’s business are discussed throughout this Form 10-QSB and should be considered carefully.

Overview

We are an exploration-stage company engaged in the acquisition, exploration and, if warranted, development of various mining properties located in the State of Nevada.  We are currently conducting a comprehensive exploration and development program on various mineral leases associated with our Relief Canyon Mine property located near Lovelock, Nevada. During the current fiscal year we have completed drilling 58 reverse circulation drill holes totaling 13,095 feet in the existing pit area.  We have also drilled a total of 57 sonic holes and 125 reverse circulation holes in the existing heap leach pads to assess the economic potential of reprocessing the ore and extracting any remaining gold.  These drill results will be added to the historic drill hole database to help develop a new mining plan for Relief Canyon Mine property.

In January 2006, we entered into a joint venture with ASDi LLC for the purpose of exploring and, if warranted, developing additional mining properties located in Nevada.  To date, no properties have been explored by the joint venture.

In October 2006, we entered into a Mineral Lease Agreement to explore, and, if warranted, develop up to 25,000 acres of property called Antelope Peak located in Elko County, Nevada.  The Lease allows us the exclusive right to explore for, and, if warranted, develop gold, silver and barite minerals on the leased property.  Exploration activity has commenced on this property.

We have conducted preliminary sampling of approximately 4,200 acres of potentially mineralized ground in the Horse Creek area located approximately 100 miles northeast of Reno, Nevada.  During the course of the property evaluation, rock chip samples were collected showing the potential presence of intrusion-related mineral systems.  During the third quarter we commenced the extensive mapping of the area’s bedrock geology.  Additionally, we plan to conduct an airborne geophysical survey to map the magnetic character of the rocks.  Geochemical exploration efforts continued with more rock chip sampling as well as an in-depth soil sampling survey.

Plan of Operations for the Next Twelve Months

Certain key factors that have affected our financial and operating results in the past will affect our future financial and operating results.  These include, but are not limited to the following:
  Gold prices, and to a lesser extent, silver prices;
  Current mineralization at the Relief Canyon Mine are estimated by us (based on past exploration by Firstgold and work done by others).
  Our proposed exploration of properties now include 146 millsite and unpatented mining claims contained in about 1,000 acres of the Relief Canyon Property and the 25,000 acre Antelope Peak property and approximately 4,200 acres of potentially mineralized ground in the Horse Creek area of Nevada.

  Our operating plan is to commence exploration work on the Relief Canyon mining property during 2007.  We expect this exploration program to continue through the end of 2007.  During calendar 2008, we plan to resume heap leaching at the Relief Canyon mine and we anticipate realizing production revenue from the Relief Canyon mine thereafter.  Through the sale of additional securities and/or the use of joint ventures or other financing arrangements we intend to progressively enlarge the scope and scale of our exploration, mining and processing operations, thereby potentially increasing our chances of locating commercially viable ore deposits which could increase both our annual revenues and ultimately our net profits.  Our objective is to achieve annual growth rates in revenue and net profits for the foreseeable future.
  We expect to make capital expenditures in calendar years 2007, 2008 and 2009 totaling between $15 million and $20 million, including costs related to the exploration, development and operation of the Relief Canyon mining property.  We will have to raise additional outside capital to pay for these activities and the resumption of exploration activities and possible future production at the Relief Canyon mine.
  Additional funding or the utilization of other venture partners will be required to fund exploration, research, development and operating expenses at the Antelope Peak and Horse Creek properties.  In the past we have been dependent on funding from the private placement of our securities as well as loans from related and third parties as the sole sources of capital to fund operations.
Results of Operation

Our current business strategy is to invest in, explore and if warranted, conduct mining operations of our current mining properties and other mineral producing properties.  Firstgold is a public company that in the past has been engaged in the exploration, acquisition and development of gold-bearing properties in the continental United States.  Currently, our principal assets include various mineral leases associated with the Relief Canyon Mine located near Lovelock, Nevada along with various items of mining equipment and improvements located at that site.  We have also entered into (i) a joint venture intended to allow exploration of additional mining properties located in Lander County, Nevada (although neither Firstgold nor the joint venture own any interest in such mining properties which are currently subject to litigation); (ii) a mineral lease to explore approximately 25,000 acres of property located in Elko County, Nevada; and (iii) the staking of approximately 4200 acres of property located in Humboldt County, Nevada.

Operating Results for the Fiscal Quarters Ended October 31, 2007 and 2006

Although we commenced efforts to re-establish our mining business early in fiscal year 2004, no mining operations have commenced and no revenues have been recognized during the quarters ended October 31, 2007 and 2006, respectively.  We have granted a 4% net smelting return royalty to a third party related to the Relief Canyon mining property which has been recorded as an $800,000 deferred option income.

During the quarter ended October 31, 2007 we spent $505,037 for exploration, reclamation and maintenance expenses related to our mining properties.  Reclamation and maintenance expenses expended during the same quarter ended October 31, 2006 were $159,414.  These expenses relate primarily to exploration, maintenance and retention costs required to maintain our mining claims.  The increase in costs was due to extensive building and facility expansion at the Relief Canyon mine and the resumption of exploration drilling.  We incurred operating expenses of $1,664,954 during the quarter ended October 31, 2007.  Of this amount, $34,671 reflects outside director compensation expense related to the stock options issued, $265,198 reflects promotion expense, $93,500 reflects officer compensation and related payroll taxes during the quarter and $480,785 reflect fees for outside professional services.  $303,728 of the outside professional services reflects legal costs associated with the litigation involving the Crescent Red Caps LLC as well as other legal and accounting work pertaining to our annual and quarterly SEC reporting obligations occurring in fiscal year 2008 as well as our Forms SB-2 filed in August, September and October 2007.  During the quarter ended October 31, 2006 we incurred operating expenses of $491,897 of which $93,500 represented officer compensation and related payroll taxes, $153,458 reflected outside director compensation related to the stock options issued, and $86,524 reflected fees for outside professional services.  It is anticipated that both mining costs and operating expenses will increase significantly as we resume our exploration program and prepare for mining operations.

We incurred interest expense of $307,780 during the quarter ended October 31, 2007 which compares to interest expenses of $162,600 incurred during the same quarter of 2006.  The principal balance of loans outstanding during the third quarter of fiscal year 2008 decreased by $1,265,626 compared to third quarter of fiscal year 2007, which was primarily the result of a decrease in convertible debentures.  The increase in additional interest expense during the quarter ended October 31, 2007 was primarily due to the increase in the principal balance of loans outstanding during the period as well as the write-off of unamortized debt costs related to convertible debt which was converted in full during the period.

Our total net loss for the quarter ended October 31, 2007 decreased to $1,934,114 compared to a net loss of $2,040,864 incurred for the same quarter ended October 31, 2006.  The slightly smaller net loss in the third quarter of fiscal 2008 reflects the decrease in exploration costs and the $455,533 gain recognized from writing off liabilities that were over six years old of which is partially offset by the higher interest expense as well as the increase in operating expenses as we expand our activities at Relief Canyon and a continued lack of revenues recognized during the quarter.

Operation Results for the Nine Months Ended October 31, 2007 and 2006

During the nine months ended October 31, 2007, we spent $870,828 on exploration, reclamation and building and facilities expansion expenses related to our mining properties.  These expenses relate primarily to repairing and upgrading costs required to resume exploration drilling of our Relief Canyon mining claims.  During the nine months ended October 31, 2006, we spent $298,963 on reclamation and maintenance expenses related to the Relief Canyon mining property; $47,581 in costs related to the Crescent Red Caps Joint Venture; and $1,133,905 in costs related to our Antelope Peak leasehold interest.  We incurred operating expenses of $3,933,654 during the nine months ended October 31, 2007.

Of this amount, $442,476 reflects outside director compensation expense related to director fees and stock options issued, $567,848 reflects promotion expense, $273,009 reflects officer compensation and related payroll taxes during the period and $885,883 reflect fees for outside professional services of which $425,640 reflects legal costs associated with the litigation involving the Crescent Red Caps LLC litigation while another large portion of the outside and professional services reflects legal and accounting work pertaining to our annual and quarterly reporting with the SEC  and our recently filed Form SB-2.  During the nine months ended October 31, 2006, we incurred operating expenses of $1,019,990, of which $280,500 represented officer compensation and related payroll taxes, $221,478 reflects outside directors compensation expense related to stock options issued and $247,385 reflected fees for outside professional services.  It is anticipated that both mining costs and operation costs will increase significantly during the remainder of the fiscal year as we resume our exploration program and initiate mining operations.

We incurred interest expense of $831,319 during the nine months ended October 31, 2007, which compares to interest expenses of $394,092 incurred during the same nine months of 2006.  The average principal balance of loans outstanding during the first nine months of the fiscal year 2008 was significantly higher compared to the same nine months for fiscal year 2007, which was primarily the result of the increase in outstanding convertible debentures. Accordingly, the increase in additional interest expense during the nine months ended October 31, 2007, was primarily due to the increase in outstanding convertible debentures.

In conjunction with the Convertible Debentures issued during September 2006, December 2006 and March 2007, we allocated the proceeds received between convertible debt and the detachable warrants based upon the relative fair market values on the date the proceeds were received.  Subsequent to the initial recording, the change in the fair value of the detachable warrants, determined under the Black-Scholes option pricing formula, and the change in the fair value of the embedded derivative in the conversion feature of the convertible debentures are recorded as adjustments to the liabilities for the quarters ended April 30, 2007 and July 31, 2007.  This resulted in $703,992 of expense relating to the change in the fair value of Firstgold’s stock reflected in the change in the fair value of the warrants and derivatives (noted above) and is included as other income (expense).  A similar calculation was not done for the nine month period ended October 31, 2007 due to the Convertible Debentures having been fully retired due to conversion.

Our total net loss for the nine months ended October 31, 2007, increased to $5,811,950 compared to a net loss of $3,649,402 incurred for the same nine months ended October 31, 2006.  The higher net loss in the first nine months of fiscal 2008 reflects the increase in exploration, maintenance, and operating expenses as we expand our exploration and building activities and a continued lack of revenues recognized during the first nine months of fiscal 2008.

Liquidity and Capital Resources

We have incurred significant operating losses since inception and during the nine months ended October 31, 2007 which has resulted in an accumulated deficit of $29,571,864 as of October 31, 2007.

At October 31, 2007, we had cash and other current assets of $5,546,751 compared to $412,752 at January 31, 2007 and net working capital of $4,115,410.  Since the resumption of our business in February 2003, we have been dependent on borrowed or invested funds in order to finance our ongoing operations.  As of October 31, 2007, we had outstanding debentures and notes payable in the gross principal amount of $817,163 (net balance of $657,775 after $(159,389) of note payable discount and deferred financing costs) which reflects a decrease in the gross principal balance of $1,265,625 compared to notes payable in the gross principal amount of $2,082,789, (net balance of $2,397,508 after $(1,310,260) of note payable discount and deferred financing costs and $1,624,979 of derivative liabilities) as of October 31, 2006.

On March 28, 2007 we provided the United States Department of the Interior, Bureau of Land Management with a letter of credit which is secured by a certificate of deposit in the amount of $613,500.  On April 12, 2007 the Nevada Division of Environmental Protection (“NDEP”) returned $243,204 previously deposited in a blocked account to cover future reclamation costs required by the NDEP for the Relief Canyon Mine.

On April 12, 2007 we received net proceeds of $2,374,200 upon the issuance of Units consisting of 5,673,110 shares of our common stock sold at $0.45 per Unit and warrants to purchase 2,836,555 shares of common stock at an exercise price of $0.65 per share.  The warrants have a term of eighteen (18) months.

On May 18, 2007, we received net proceeds of $337,500 upon the issuance of 749,999 units at a price of $0.45 per unit.  Each unit consisted of one share of Firstgold’s common stock and ½ warrant to purchase a share of Firstgold’s common stock at an exercise price of $0.65 per share.  The warrants to purchase 375,002 shares have a term of eighteen (18) months.

On June 22, 2007, we received net proceeds of $7,798,141 upon the issuance of 18,843,421 units at the price of $0.45 per unit.  Each unit consisted of one share of Firstgold’s common stock and ½ warrant to purchase a share of Firstgold’s common stock at an exercise price of $0.65 per share.  The warrants to purchase 9,421,711 shares have a term of eighteen (18) months.

By attempting to resume mining operations, we will require approximately $5 million to $10 million in additional working capital above the amounts already raised to bring the Relief Canyon Mine into full production and carry out our exploration programs at our other properties.  It is our intention to pursue several possible funding opportunities including the sale of additional securities, entering into joint venture arrangements, or incurring additional debt.

Due to our continuing losses from business operations, the independent auditor’s report dated May 16, 2007, includes a “going concern” explanation relating to the fact that Firstgold’s continuation is dependent upon obtaining additional working capital either through significantly increasing revenues or through outside financing.  As of October 31, 2007, Firstgold’s principal commitments included its obligation to pay ongoing maintenance fees on the Relief Canyon mining claims, the funding arrangement pursuant to the joint venture with ASDi, LLC and the annual minimum rent due on the Antelope Peak mineral lease.

Our management believes that it will need to raise additional capital to continue to develop, promote and conduct our mineral exploration and production activities.  Consequently, we are dependent on continuous cash infusions from our major stockholders or other outside sources in order to fund our current operations.  If additional funds are not otherwise available, through public or private financing as well as borrowing from other sources, Firstgold would not be able to fully establish or sustain its mineral exploration and production program.

Off-Balance Sheet Arrangements

During the fiscal quarter ended October 31, 2007, Firstgold did not engage in any off-balance sheet arrangements as defined in Item 303(c) of the SEC’s Regulation S-B.

Factors Affecting Future Operating Results

We are a development stage company and an investment in, or ownership position in our common stock is inherently risky.  Some of these risks pertain to our business in general, and others are risks which would only affect our common stock.  The price of our common stock could decline and/or remain adversely affected due to any of these risks and investors could lose all or part of an investment in our company as a result of any of these risks coming to pass. Readers of this Report should, in addition to considering these risks carefully, refer to the other information contained in this Report, including disclosures in our financial statements and all related notes.  If any of the events described below were to occur, our business, prospects, financial condition, or results of operations or cash flow could be materially adversely affected.  When we say that something could or will have a material adverse effect on Firstgold, we mean that it could or will have one or more of these effects.  We also refer readers to the information in this Report, discussing the impact of Forward-Looking Statements on the descriptions contained in this Report and included in the Factors discussed below.

As a development stage company with an unproven business strategy, we may not be able to achieve positive cash flows and our limited history of operations makes evaluation of our future business and prospects difficult.  We have been relatively inactive since April 2001.  Consequently, we have only recently reactivated our business operations and we have not generated any revenues, other than interest and dividend income, since our reactivation.  As a result, we have only a limited operating history upon which to evaluate our future potential performance.  Our prospects must be considered in light of the risks and difficulties encountered by new companies which have not yet established their business operations.

We will need additional funds to finance our future mining and exploration activities.  We currently have cash reserves and a working capital surplus of $4,115,410 as of October 31, 2007.  However, our ability to fully implement our business plan and meet our long-term obligations in the ordinary course of business is dependent upon our ability to raise additional capital through public or private equity financings, establish cash flows from operations, enter into joint ventures or other arrangements with capital sources, or secure other sources of financing to fund operations. Our continuing reliance on outside capital is a consequence of our negative cash flows from operations.  At any time, a serious deficiency in cash flows could occur and it is not always possible or convenient to raise additional capital.

A problem in raising capital could result in temporary or permanent insolvency and consequently potential claims by unpaid creditors and perhaps closure of the business.

Our prior and current independent certified public accountants have expanded their opinion contained in our financial statements as of and for the years ended January 31, 1997, through January 31, 2007 to include an explanatory paragraph related to our ability to continue as a going concern, stating, in the audit report dated May 16, 2007, that “the Company has incurred a net loss of $4,728,073 and had negative cash flow from operations of $2,397,495.  In addition, the Company had an accumulated deficit of $23,758,605 and a shareholders’ deficit of $4,245,793 at January 31, 2007.”  These factors, among others, as discussed in “Note 2- Going Concern” to the financial statements, raise substantial doubt about the Company’s ability to continue as a going concern.  The auditors recognize that the cash flow uncertainty makes their basic assumptions about value uncertain.  When it seems uncertain whether an asset will be used in a “going concern” or sold at auction, the auditors assume that the business is a “going concern” for purposes of all their work, and then they disclose that there is material uncertainty about that assumption.  It is certain, in any case, that analysts and investors view unfavorably any report of independent auditors expressing substantial doubt about a company's ability to continue as a going concern.

The price of gold has experienced an increase in value over the past five years, generally reflecting among other things relatively low interest rates in the United States; worldwide instability due to terrorism; and a slow recovery from prior global economic slumps.  Any significant drop in the price of gold may have a materially adverse affect on the results of our operations unless we are able to offset such a price drop by substantially increased production.

We have no proven or probable reserves and have no ability to currently measure or prove our reserves other then estimating such reserves relying on information produced in the 1990’s and thus may be unable to actually recover the quantity of gold anticipated.  We have retained SRK Engineering to perform a resource evaluation.  We can only estimate a potential mineral resource which is a subjective process which depends in part on the quality of available data and the assumptions used and judgments made in interpreting such data.  There is significant uncertainty in any resource estimate such that the actual deposits encountered or reserves validated and the economic viability of mining the deposits may differ materially from our expectations.

Gold exploration is highly speculative in nature.  Success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological data and availability of exploration capital.  Due to these and other factors, the probability of our exploration program identifying individual prospects having commercially significant reserves cannot be predicted.  It is likely that many of the claims explored will not contain any commercially viable reserves.  Consequently, substantial funds will be spent on exploration which may identify only a few, if any, claims having commercial development potential.  In addition, if commercially viable reserves are identified, significant amounts of capital will be required to mine and process such reserves.

Our mining property rights consist of 146 mill site and unpatented mining claims at the Relief Canyon Mine, our leasehold interest in the Antelope Peak property, and recently staked claims in the Horse Creek area of Nevada.  The validity of unpatented mining claims is often uncertain and is always subject to contest.  Unpatented mining claims are generally considered subject to greater title risk than patented mining claims, or real property interests that are owned in fee simple.  In addition, the validity of the property rights pertaining to the Crescent Red Caps LLC are currently being contested by the lessors such that the Crescent Red Caps LLC does not currently hold any interest in such mining properties.  If title to a particular property is successfully challenged, we may not be able to carryout exploration programs on such property or to retain our royalty interests on that property should production take place, which could reduce our future revenues.

Mining is subject to extensive regulation by state and federal regulatory authorities.  State and federal statutes regulate environmental quality, safety, exploration procedures, reclamation, employees’ health and safety, use of explosives, air quality standards, pollution of stream and fresh water sources, noxious odors, noise, dust, and other environmental protection controls as well as the rights of adjoining property owners.  We believe that we are currently operating in substantial compliance with all known safety and environmental standards and regulations applicable to our Nevada property.  However, there can be no assurance that our compliance could be challenged or that future changes in federal or Nevada laws, regulations or interpretations thereof will not have a material adverse affect on our ability to resume and sustain mining operations.

The business of gold mining is subject to certain types of risks, including environmental hazards, industrial accidents, and theft.  While we maintain insurance consistent with industry practice, it is not possible to insure against all risks associated with the mining business, or prudent to assume that insurance will continue to be available at a reasonable cost.  We have not obtained environmental liability insurance because such coverage is not considered by management to be cost effective.  We currently carry insurance on our property, plant and equipment as well as comprehensive general liability insurance.

As of October 31, 2007, Firstgold had approximately 112,601,370 shares of Common Stock outstanding and convertible debentures which are convertible into 1,444,444 shares of our Common Stock.  Additionally, warrants to purchase a total of 39,726,132 shares of our Common Stock were outstanding as of October 31, 2007.  The possibility that substantial amounts of our outstanding Common Stock may be sold by investors or the perception that such sales could occur, often called "equity overhang," could adversely affect the market price of our Common Stock and could impair our ability to raise additional capital through the sale of equity securities in the future